Filed Pursuant to Rule 424(b)(3)
File No. 333-140548

APPLE REIT EIGHT, INC.

STICKER SUPPLEMENT TO

SUPPLEMENT NO. 4 DATED OCTOBER 10, 2007

Supplement No. 4 to be used with

PROSPECTUS DATED JULY 19, 2007

Summary of Supplement to Prospectus (See Supplement for Additional Information)

Supplement No. 4 (cumulative, replacing all prior supplements) dated October 10, 2007 reports on our execution of certain purchase contracts that relate to 16 hotels containing a total of 2,012 guest rooms and that provide for an aggregate gross purchase price of $265,981,211.

As of July 27, 2007, we completed our minimum offering of 4,761,905 units at $10.50 per unit and raised gross proceeds of $50,000,000 and proceeds net of selling commissions and marketing expenses of $45,000,000. Each unit consists of one Common Share and one Series A Preferred Share. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of September 26, 2007, we had closed on the sale of 9,337,070 additional units at $11 per unit and from such sale we raised gross proceeds of $102,707,766 and proceeds net of selling commissions and marketing expenses of $92,436,990. Sales of all units at $10.50 per unit and $11.00 per unit, when combined, represent gross proceeds of $152,707,766 and proceeds net of selling commissions and marketing expenses of $137,436,990.